ELDORADO GOLD CORPORATION

NOTICE OF MEETING

ANNUAL AND SPECIAL MEETING OF SHAREHOLDERS

ELDORADO GOLD CORPORATION

The Annual and Special Meeting of the Shareholders of Eldorado Gold Corporation will be held in the Cristal Room of the Metropolitan Hotel, 645 Howe Street, Vancouver, British Columbia on Thursday, May 7, 2009, at 3:00 p.m. for the purpose of considering and taking action on the following matters:

1.	Receive the consolidated financial statements of the Company for the financial year ended December 31, 2008 and the auditors report on those statements;

2.	Elect nine directors to hold office for the following year;

3.	Appoint PricewaterhouseCoopers LLP as the independent auditors for 2009;

4.	Authorize the directors to fix the auditors pay;

5.	Approve an Ordinary Resolution adopting amendments to the amended and restated Incentive Stock Option Plan for Employees, Consultants and Advisors and the amended and restated Incentive Stock Plan for Officers & Directors.

6.	Approve an Ordinary Resolution confirming the repeal of the Company’s former By-Law No. 1 and the adoption of new By-Law No. 1 attached to this Circular.

7.	Approve a Special Resolution adopting amendments to the Company’s Articles to permit shareholder meetings to be held outside of Canada the text of which is as follows:

The articles of the Company be amended by the addition of the following to paragraph 7 of the Annex to Articles of Arrangement contained in Schedule A to the Plan of Arrangement attached to the Articles of Arrangement of the Company:

“(c) Meetings of shareholders of the Corporation may be held outside Canada in any city or municipality in which the Corporation carries on business.”

and the form of the articles of amendment as set out in Schedule D to the information circular dated April 3, 2009 be and is hereby approved.

The Management Information Circular provides information on the business of the meeting.

March 19, 2009 is the Record Date for determining who owns Common Shares and only those persons who are common Shareholders on the March 19, 2009, the Record Date, are entitled to notice of the Meeting and to vote on the business of the Meeting.

Shareholders who cannot attend the Meeting in person may vote by proxy or, by voting instructions. Instructions for voting by proxy by mail, by phone and over the internet are included in this Circular. Only proxies received by Valiant no later than 3:00 p.m. (Vancouver time) on May 5, 2009, or if the meeting is adjourned, at least 48 hours (excluding weekends and holidays) before the time set for the Meeting to resume. The Chairman of the Meeting has the discretion to accept late proxies. Voting instructions forms must be completed and returned in accordance with the instructions on the form.

Please send your proxy to Valiant Trust, P.O. Box 6510 Stn. Terminal, Vancouver, BC V6B 4B5 by 3 p.m., Vancouver time, on May 5, 2009.

By Order of the Board of Directors “Dawn Moss”
Vancouver, British Columbia April 3, 2009	Dawn Moss Corporate Secretary

The securityholder materials are being sent to both registered and non-registered Shareholders. If you are a non-registered owner and the issuer or its agent has sent these materials directly to you, your name and address and information about your holdings of securities, have been obtained in accordance with applicable securities regulatory requirements from the intermediary holding on your behalf.

By choosing to send these materials to you directly, the issuer (and not the intermediary holding on your behalf) has assumed responsibility for (i) delivering these materials to you, and (ii) executing your proper voting instructions. Please return your voting instructions as specified in the request for voting instructions.